August 11, 2025

Shibin Wang
Chief Executive Officer
Chenghe Acquisition III Co.
38 Beach Road #29-11
South Beach Tower, Singapore, 189767

       Re: Chenghe Acquisition III Co.
           Amendment No.1 to Registration Statement on Form S-1
           Filed July 28, 2025
           File No. 333-288524
Dear Shibin Wang:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 14, 2025 letter.

Amendment No.1 to Registration Statement on Form S-1 filed July 28, 2025
Exhibits

1.     We note the statement in Exhibit 5.2 that the opinion relates to the
"proposed
       underwritten public offering of up to 11,000,000 units of the Company
(the    Units   )
       (which includes up to 1,650,000 Units that may be issued and sold pursuant to the exercise of an over-allotment option described in the Registration Statement)." Please reconcile with the registration statement, which reflects the over-allotment of 1.65 million units as being in addition to the 11 million units. Please also revise the assumption that "the Warrant Agreement to be entered into in connection with the
       Warrants ... is a valid, binding and enforceable agreement of each party thereto" as it relates to the Company.
 August 11, 2025
Page 2
2. The Trust Agreement, filed as Exhibit 10.2 states "counsel for the Company shall deliver to you written notification that the Business Combination has been
      consummated, or will be consummated substantially, concurrently with your transfer
      of funds." Nasdaq Listing Rule IM-5101-2(a) states that    [a]t least 90%
of the gross
      proceeds . . . must be deposited in a trust account maintained by an independent
      trustee.    It is unclear how the release of funds earlier than the
consummation of the
      initial business combination would comport with this listing standard. We also note that the disclosure is inconsistent with the disclosure in the prospectus, which states proceeds will not be released until "the completion of our initial business combination." Please reconcile the disclosure and advise how this is consistent with the Nasdaq Listing Rule.
General

3. We note you discuss in detail the risks of most of your executive officers and directors being located in Hong Kong, or having ties to the PRC and/or Hong Kong. Please similarly revise your disclosures throughout the prospectus to address the material risks and uncertainties due to your co-sponsors being located in Hong Kong. Your revised disclosures should also address the current risks and uncertainties as opposed to those associated with Company's post-combination operations.
4. Please revise the signatures to include the signature of your principal financial officer, controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions. See Instruction 1 to Signatures to
      Form S-1.
5. We note the disclosure on page 38 and elsewhere in the prospectus that "pursuant to the letter agreement, our co-sponsors, officers and directors have agreed to vote their founder shares and any public shares purchased during or after this offering in favor of our initial business combination (except that any public shares such parties may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act would not be voted in favor of approving the proposed business combination)." Please reconcile with the letter agreement filed as Exhibit 10.1, which only states that such individuals have agreed to vote any ordinary shares owned by such persons in favor of any proposed business combination.

       Please contact Frank Knapp at 202-551-3805 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Chris E. Centrich